                                                                                   June 22, 2011

Via EDGAR

Mr. Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

      Re:  The Saratoga Advantage Trust Form N-14

Dear Mr. Minore:

On behalf of The Saratoga Advantage Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you via telephone on Friday, June 17, 2011, with regard to the Registrant’s Registration Statement on Form N-14 (the “N-14”), filed on May 24, 2011, in connection with the proposed reorganization (the “Reorganization”) of the Global Real Estate Investments Fund (the “Target Fund”) with and into the James Alpha Global Real Estate Investments Portfolio, a series of the Registrant (the “Acquiring Fund” and, together with the Target Fund, the “Funds”).

For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.  Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act of 1933, as amended (“1933 Act”).  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14.

General Comments

1.

Comment:  Tandy representation.

Response:  In connection with the Registrant’s responses to the SEC Staff’s comments on the N-14, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

2.

Comment:  Was the Reorganization contemplated in the registration statement on Form N-1A for the Acquired Fund that just went effective?

Response:  The Reorganization was not contemplated in the Target Fund’s registration statement on Form N-1A, which was declared effective on May 13, 2011 as, at that time, the Target Fund’s decision to move forward with the Reorganization had not been finalized.

3.

Comment:  Note in the Q&A under the advisory fee table the ability of the Manager to recapture waived fees.

Response:  The requested change has been made.

4.

Comment:  Confirm that receipt of a tax opinion is not a condition of closing that may be waived by the parties.

Response:  The Registrant confirms that it will not consummate the Reorganization without receipt of a tax opinion in the form contemplated by the Agreement and Plan of Reorganization.  Disclosure to this effect will be added to the N-14.

5.

Comment:  File a form of tax opinion as correspondence and include the form of opinion in a post-effective amendment filed prior to distribution of the proxy statement/prospectus.

Response:  A form of tax opinion is attached to this letter as Exhibit A and will be filed as correspondence for your review.  The form of tax opinion will also be filed in a post-effective amendment to the N-14, prior to the distribution of the proxy statement/prospectus to Target Fund shareholders.

6.

Comment:  Rename Exhibits B-E as “appendices” as they are part of the body of the proxy statement/prospectus and move Exhibit A to follow Exhibits B-E.

Response:  The requested change has been made.

7.

Comment:  In the “Comparison of Fundamental and Non-Fundamental Investment Restrictions - Pledging Assets” section,  clarify that borrowings may not exceed the limits permitted under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The description regarding each Fund’s limitations regarding “Pledging Assets” has been modified to reflect the limitations imposed by the 1940 Act.

8.

Comment:  In the “Comparison of Fundamental and Non-Fundamental Investment Restrictions – Reverse Repurchase Agreements” section,  clarify that the Funds may not engage in reverse repurchase agreement transactions in excess of the limits permitted under the 1940 Act.

Response:  The description regarding each Fund’s limitations regarding “Reverse Repurchase Agreements” has been modified to reflect the limitations imposed by the 1940 Act.

9.

Comment:  In the “Comparison of Fundamental and Non-Fundamental Investment Restrictions – Non-Fundamental Investment Restrictions - Options” section,  clarify the Acquiring Fund’s intention with respect to options.

Response:  The disclosure in this section has been clarified to explain that the Acquiring Fund intends to make use of options in the same manner and to the same extent as the Target Fund.

10.

Comment:  In the “Comparison of Fundamental and Non-Fundamental Investment Restrictions – Non-Fundamental Investment Restrictions - Futures” section,  clarify the Acquiring Fund’s intention with respect to futures.

Response:  The disclosure in this section has been clarified to explain that the Acquiring Fund has no present intention to invest in futures or related options despite having the investment authority to do so.

11.

Comment:  Confirm that the supervision fee is included in “Other Expenses” in the fee table.

Response:  The Registrant confirms that the supervision fee is included in “Other Expenses” in the fee table.

12.

Comment:  Clarify in footnote 3 to the fee table how the Acquiring Fund calculates the recoupment of waived fees and reimbursed expenses for the prior three year period.

Response:  The requested change has been made.

Accounting Comments (Kevin Rupert)

13.

Comment:  Justify that the Acquiring Fund is the appropriate accounting survivor in light of the differences between the Funds’ respective “Other Expenses.”  Confirm also that the difference in the Funds’ “Other Expenses “ is a result of contractual expense reductions.

Response:  The Funds believe that the Target Fund is the appropriate accounting survivor because the Target Fund more closely aligns with the five criteria generally applied to determine the proper accounting survivor entity, as outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming changes as of May 1, 2003 (the “Audit Guide”).  The five criteria described in the Audit Guide include (1) portfolio management, (2) portfolio composition, (3) investment objectives, policies and restrictions, (4) expense structures and expense ratios and (5) asset size.  The Target Fund’s investment adviser and portfolio managers will become the investment adviser and portfolio mangers, respectively, of the Acquiring Fund.  Similarly, the Target Fund’s investment objectives, policies and restrictions will be the objectives, policies and restrictions that will apply to the Acquiring Fund, with a few exceptions that are not expected to affect the day-to-day management of the Acquiring Fund.  The Target Fund’s advisory fee is substantially similar to the Acquiring Fund’s advisory fee, with minor modifications at breakpoint levels far above the Target Fund’s current asset levels.  The other expenses of the Acquiring Fund are expected to be lower than the other expenses of the Target Fund, resulting in lower total average annual operating expenses of the Acquiring Fund.  However, the net total average annual operating expenses of the Funds after fee waivers and expense reimbursements will be the same as a result of an expense limitation arrangement in place for each Fund.  Finally, the Acquiring Fund currently has no assets and, upon consummation of the Reorganization, the Target Fund’s assets are expected to become the initial assets of the Acquiring Fund.

The Registrant confirms that the reduction in “Other Expenses” upon consummation of the Reorganization is due to lower contractual expenses to be charged to the Acquiring Fund.  Unlike the Target Fund, a stand-alone fund, the Acquiring Fund is one of 14 series portfolios of the Registrant that share common expenses, resulting in lower expenses for each individual series portfolio.

14.

Comment:  Clarify in the fee table footnote that the recapture of fee waivers/expense reimbursements from the Target Fund will be carried forward to the Acquiring Fund.

Response:  The requested change has been made.

15.

Comment:  Confirm that the Prospectus and Statement of Additional Information of the Acquiring Fund will be updated to include performance and financial information of the Target Fund before offers are made to the public and will incorporate by reference the Target Fund’s financial statements and consent of the Target Fund’s auditor.

Response:  The Registrant confirms that promptly following the consummation of the Reorganization, the Acquiring Fund’s prospectus and statement of additional information will be updated to include the historical performance and financial highlights of the Target Fund.  The Registrant also confirms that the Acquiring Fund’s statement of additional information will be updated to incorporate by reference the Target Fund’s financial statements included in the Target Fund’s most recent annual report to shareholders and that the Acquiring Fund will obtain the consent of the Target Fund’s auditor to the incorporation by reference of such financial statements.

16.

Comment:  Verify that the numbers for the Target Fund in the Expense Example are accurate.

Response:  The Registrant reviewed the Expense Example for the Target Fund and confirmed that the 3, 5 and 10-year numbers were incorrect in the N-14.  The Registrant has corrected the Expense Example for the Target Fund so that the 1, 3, 5 and 10-year numbers match the numbers for the corresponding Expense Example periods in the Target Fund’s current registration statement on Form N-1A.

17.

Comment:  In the “Performance Information” section, modify the lead-in paragraph to read “Because the Acquiring Fund is adopting the performance history of the Target Fund, ….”

Response:  The requested change has been made.

18.

Comment:  In the “Performance Information” section, modify the last paragraph to indicate that the Acquiring Fund “will adopt as its own” the historical performance information of the Target Fund.

Response:  The requested change has been made.

19.

Comment:  Confirm that the N-14 includes high portfolio turnover risk disclosure.

Response:  Information regarding the Target Fund’s high portfolio turnover rate is included in the Exhibit B of the proxy statement/prospectus under “Other Information Regarding Investment Strategy” and “Principal Risks of Investing in the Acquiring Fund – Portfolio Turnover Risk.”

20.

Comment:  The Target Fund’s definitive proxy statement filed on March 2, 2011 indicated that the Manager intended to rely on the safe harbor provided by Section 15(f) of the 1940 Act in effecting the change of control contemplated therein.  Confirm whether the use of an affiliated broker, as described under the “Management of the Target Fund and the Acquiring Fund” section of the N-14, is permitted under the Section 15(f) safe harbor.

Response:  The Manager is not aware that Section 15(f) has been interpreted to prohibit the use of affiliated service providers following a transaction on which an adviser relies on the Section 15(f) safe harbor.  Although the Acquiring Fund’s advisory agreement specifically permits the use of an affiliated broker, the Target Fund’s advisory agreement did not prohibit the use of an affiliated broker.  The Manager was therefore arguably permitted to use an affiliated broker and the addition of specific language to that effect in the Acquiring Fund’s advisory agreement does not represent a change in permitted services.  In any event, the Manager currently has no intention to use an affiliated broker to effect portfolio transactions for the Acquiring Fund.  In addition, use of such affiliated broker requires approval of the Registrant’s Board of Trustees and is subject to the reporting and other obligations of Section 17(e) of the 1940 Act.

21.

Comment:  In the first paragraph of the “Terms of the Reorganization” section, replace the word “significant” with “material” and add any additional disclosure required as a result.

Response:  The requested change has been made.

22.

Comment:  In the fourth paragraph of the “Terms of the Reorganization” section, clarify the meaning of clauses (ii) and (iii) in the second sentence.

Response:  The disclosure in this section has been revised to replace the references in (i) through (iv) with more detailed disclosure regarding the representations made by the Funds.

23.

Comment:  In the third sentence of the second paragraph of the “Federal Income Tax Consequences” section, replace the phrase “as to” with the word “supporting.”

Response:  The requested change has been made.

24.

Comment:  In the last sentence of the second paragraph of the “Federal Income Tax Consequences” section, revise the disclosure to indicate that a form of tax opinion is on file with the SEC and available for inspection and that the final tax opinion will be filed after the closing of the Reorganization.

Response:  The requested change has been made.

25.

Comment: In the “Federal Income Tax Consequences – General Limitation on Capital Losses” section, indicate the approximate dollar amount  of capital losses that may be limited or lost as a result of the Reorganization.

Response:  Clarifying disclosure has been added regarding the fact that no annual limitations on capital loss carryforwards are expected as a result of the Reorganization.

26.

Comment: Confirm that no securities are intended to be sold in connection with the Reorganization and that the valuation policies of the Funds are not materially different.

Response:  The Manager has confirmed that no securities are intended to be sold in connection with the Reorganization.  The Registrant confirms that the Funds’ valuation policies are not materially different.

27.

Comment:  If there will be a final tax distribution in connection with the Reorganization, disclose the approximate dollar amount of the distribution

Response:  The Registrant does not anticipate making a final distribution in advance of the Reorganization and is presently aware of no facts that would require a final distribution to be made.

28.

Comment:  Remove the “Pro Forma Adjustment” column in the capitalization table.

Response:  The requested change has been made.

29.

Comment:  Disclose in footnote 1 to the Capitalization Table the fees related to the Reorganization since such fees are subject to recoupment by the Manager.

Response:  The requested change has been made.

30.

Comment:  In Exhibit C, clarify in the “Lending of Funds and Securities” and “Reverse Repurchase Agreement” sections, what policies and limitations govern the Acquiring Fund’s activities in these areas.

Response:  The requested change has been made.

31.

Comment:  File the consent to use of the name “James Alpha,” which was filed in connection with the registration of the James Alpha Global Enhanced Real Return Fund.

Response:  The consent to use of name will be filed in a post-effective amendment to the N-14.

32.

Comment:  Confirm that Jonathan W. Ventimiglia is also acting in his capacity as Chief Accounting Officer and clarify such on the signature page.

Response:  The requested change has been made.

If you have any questions regarding the foregoing, please contact Stuart M. Strauss at 212-698-3529.

Sincerely,

/s/ Stuart M. Strauss

I # 1100608 v.3

EXHIBIT A

FORM OF TAX OPINION

_______, 2011

Board of Trustees

James Alpha Global Real Estate Investments Fund

5251 DTC Parkway, Suite 935

Greenwood Village, Colorado 80111

Board of Trustees

Saratoga Advantage Trust

1101 Stewart Avenue, Suite 207

Garden City, New York 11530

Re:

Agreement and Plan of Reorganization, adopted as of the ___ day of _____, 2011 (“Agreement”) by and between James Alpha Global Real Estate Investments Fund, a Delaware statutory trust (the “Acquired Fund”), Saratoga Advantage Trust, a Delaware statutory trust (the “Saratoga Trust”), with respect to the James Alpha Global Real Estate Investments Portfolio, a separate series of the Saratoga Trust (the “Acquiring Fund”), and Ascent Investment Advisors, LLC, a limited liability company (the “Adviser”).

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax consequences of the reorganization of Acquired Fund (the “Reorganization”), pursuant to which: (i) the transfer of all of the assets of the Acquired Fund in exchange for shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”); (ii) the assumption by the Acquiring Fund of all liabilities of the Acquired Fund; and (iii) the distribution, after the Closing hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund and the liquidation of the Acquired Fund as provided herein, all upon the terms and conditions set forth in the Agreement (the “Reorganization”).  The Acquiring Fund is, and will be immediately prior to Closing, a shell series, without assets (other than seed capital) or liabilities, created for the purpose of acquiring the assets and liabilities of the Acquired Fund.

In rendering our opinion, we have reviewed and relied upon:  (a) a copy of the executed Agreement, dated as of ______, 2011; (b) the combined information statement/prospectus provided to shareholders of Acquired Fund dated ______, 2011; (c) certain representations concerning the Reorganization made to us by James Alpha Global Real Estate Investments Fund and Saratoga Advantage Trust in a letter dated _____, 2011 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (f) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.  All capitalized terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that Acquired Fund, on the Closing Date of the Reorganization, satisfies, and immediately following the Closing Date of the Reorganization, Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letter for the Acquired Fund and the Acquiring Fund, it is our opinion with respect to the Acquired Fund and the Acquiring Fund that:

(a)

The acquisition by the Acquiring Fund of all of the assets of the Acquired Fund, as provided for in the Agreement, in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Acquired Fund, will qualify as a reorganization within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

(b)

No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to, and assumption of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code.

(c)

No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Acquired Fund in exchange solely for the assumption of the liabilities of the Acquired Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

(d)

No gain or loss will be recognized by the Acquired Fund upon the distribution of the Acquiring Fund Shares by the Acquired Fund to its shareholders in complete liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code.

(e)

The tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the transfer pursuant to Section 362(b) of the Code.

(f)

The holding periods of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code.

(g)

No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of all of their Acquired Fund Shares for the Acquiring Fund Shares pursuant to Section 354(a) of the Code.

(h)

The aggregate tax basis of the Acquiring Fund Shares to be received by each shareholder of the Acquired Fund will be the same as the aggregate tax basis of Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

(i)

The holding period of Acquiring Fund Shares received by a shareholder of the Acquired Fund will include the holding period of the Acquired Fund Shares exchanged therefor, provided that the shareholder held Acquired Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

(j)

For purposes of Section 381 of the Code, either: (i) The Acquiring Fund will succeed to and take into account as of the date of the transfer, as defined in Section 1.381(b)-1(b) of the income tax regulations issued by the United States Department of the Treasury (the “Income Tax Regulations”), the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Income Tax Regulations thereunder; or (ii) The Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the income tax regulations issued by the United States Department of the Treasury (the “Income Tax Regulations”), the items of Acquired Fund described in Section 381(c) of the Code as if there had been no Reorganization.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by Acquired Fund, and Saratoga Trust, on behalf of Acquiring Fund, of their undertakings in the Agreement and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

This opinion is being rendered to Acquiring Fund and Acquired Fund, and may be relied upon only by such Funds and the shareholders of each. We hereby consent to the use of this opinion as an exhibit to the Proxy Statement of Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

Stradley Ronon Stevens & Young, LLP

I # 1100608 v.3